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                               September 24, 2020

       Stephen J. Barnard
       President and Chief Executive Officer
       Mission Produce, Inc.
       2500 E. Vineyard Avenue
       Suite 300
       Oxnard, CA 93036

                                                        Re: Mission Produce,
Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2020
                                                            File No. 333-248596

       Dear Mr. Barnard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed September 22, 2020

       The Offering, page 11

   1. We note the share figures that you disclose in this section regarding the common stock offered by you and your
selling stockholders, as well as the shares that will be outstanding after this offering.
Please revise this section to indicate the percentage of shares that will be held by insiders and
your affiliates, and the percentage of shares that will be held by public investors.
Please also revise to include disclosure on the cover page that indicates the percentage of
shares that will be held by public investors following the offering. In addition, please revise
to indicate whether you will be considered a controlled company following the offering
or if it is likely that you may become a controlled company in the
 Stephen J. Barnard
Mission Produce, Inc.
September 24, 2020
Page 2
         near future. If so, please revise your filing to disclose the legal implications and risks of being a controlled company.
Part II - Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

2. We note your disclosure that you reincorporated in Delaware on September 21, 2020. We further note that you include several "form of" exhibits in your exhibit index, including a
         Form of Certificate of Incorporation and Form of Bylaws. Please refer to Item 601 of
         Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.
        You may contact Lisa Vanjoske at (202) 551-3614 or Kristin Lochhead at
(202) 551-
3664 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameStephen J. Barnard                             Sincerely,
Comapany NameMission Produce, Inc.
                                                                 Division of
Corporation Finance
September 24, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName